UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

July 2007 Up 16.9% Year over Year

Mexico City, August 8, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for July 2007 increased by 16.9% when compared to July 2006.

All figures in this announcement reflect comparisons between July 1 through July 30 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2006	July 2007	% Change
Cancún	284,503	389,484	36.9
Cozumel	5,534	8,895	60.7
Huatulco	34,306	34,837	1.5
Mérida	75,885	115,137	51.7
Minatitlán	12,840	15,207	18.4
Oaxaca	36,838	40,764	10.7
Tapachula	15,330	17,862	16.5
Veracruz	55,495	87,199	57.1
Villahermosa	58,112	75,263	29.5
Total Domestic	578,843	784,648	35.6

International
Airport	July 2006	July 2007	% Change
Cancún	728,567	750,826	3.1
Cozumel	42,202	49,676	17.7
Huatulco	4,248	3,938	(7.3)
Mérida	14,737	15,597	5.8
Minatitlán	376	579	54.0
Oaxaca	8,392	4,600	(45.2)
Tapachula	382	406	6.3
Veracruz	7,119	8,112	13.9
Villahermosa	5,539	6,465	16.7
Total International	811,562	840,199	3.5

Total
Airport	July 2006	July 2007	% Change
Cancún	1,013,070	1,140,310	12.6
Cozumel	47,736	58,571	22.7
Huatulco	38,554	38,775	0.6
Mérida	90,622	130,734	44.3
Minatitlán	13,216	15,786	19.4
Oaxaca	45,230	45,364	0.3
Tapachula	15,712	18,268	16.3
Veracruz	62,614	95,311	52.2
Villahermosa	63,651	81,728	28.4
ASUR Total	1,390,405	1,624,847	16.9

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in July 2006 as a result of damage inflicted by Hurricanes Emily and Wilma, which hit the Yucatan Peninsula in July and October 2005 respectively. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in May 2006 as a teachers’ strike which grew into more widespread unrest against the Oaxaca state government. The US State Department maintains an advisory regarding travel to Oaxaca but notes no events in the region since the start of 2007. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations will affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 8, 2007